Mail Stop 3561

June 2, 2009

Via Fax & U.S. Mail

Mr. Ulrich Michel
Chief Financial Officer
Chaussee de Wavre, 1789
1160 Brussels, Belgium

  Re: WABCO Holdings Inc.
    Form 10-K for the year ended December 31, 2008
    Filed February 24, 2009
    File No. 001-33332

Dear Mr. Michel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Linda Cvrkel
      Branch Chief

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